

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

David E. Snyder
Chief Financial Officer
KBS Real Estate Investment Trust II, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

      Re: **KBS Real Estate Investment Trust II, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2009
               Filed March 23, 2010
               Form 10-Q for Quarterly Period Ended
               September 30, 2010
               Filed November 10, 2010
               File No. 000-53649

Dear Mr. Snyder:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Duc Dang
                    Attorney - Advisor